

Offering Statement for MyDentalWig Inc. ("MyDentalWig")

MyDentalWig Inc. ("MyDentalWig," the "Company," "we," or "us"), a Delaware C Corporation incorporated on May 28th, 2021, is holding an offering to raise $5,000,000 maximum through a Post-Money SAFE.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.The Company must reach its Target Offering Amount of $10,000 by October 25th, 2022 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our

actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as https://mydentalwig.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. **What is the name of the issuer?**
   MyDentalWig, Inc.
   4712 E. 2nd Street,
   #640 Long Beach, CA 90803

Eligibility

2. **The following are true for MyDentalWig, Inc.:**
   1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
   5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

 

Lydie Livolsi, Founder & CEO:

Inventor, Innovator & Author is the Inventor and patent owner of the dental impressions kit used by companies like Smile Direct Club etc. She has 30+ years' experience in dental manufacturing and dental practice management. Lydie has been with MyDentalwig since 2008 in all its previous structures (LLC, Sole proprietorship, etc.)

Lydie came into this industry in 1987 because she wanted to learn how to make teeth, so she could make her grandmother's teeth who had only 2 teeth left on her upper jaw. Unfortunately, she wasn't able to do that because she died while Lydie was still in school. Lydie pledged on her grave, that she would make the teeth for all people in the world to honor my promise to her.

Primary Occupation: Founder and CEO of MyDentalWIg

Previous 3 Years Work Experience: MyDentalWig (previous structures) – 2008 - Present

 

Carmichael Casinader, MBA, Interim CFO
  Venture Capital | Go Public Direct Listing | Debt Finance
Talks about #loans, #credit, #crowdfunding, #directlisting, and #venturecapital

A consummate capital advisory executive with extensive experience in sourcing debt and equity capital, structuring and advising corporations and family offices on raising or restructuring debt and advising on equity raises. Skilled in Real Estate Finance, Tech/SAAS Company Finance, Biotech Medical Device Finance, Warehouse Credit, Media, Film & Production Finance, Asset Based Lending, Go Public via Direct Listing. April of 2020 with MyDentalWig

Previous 3-Years Work Experience: Senior Vice President, Structured Finance at CitiGroup 2015-2018, Director, Financial Institutions and Private Equity Coverage at TD June 2018 – October 2019, Managing Partner at Vista Global Capital November 2019 – Present, CFO at MyDentalWig May 2021-Present.

Primary Position: Vista Global Capital Inc. March 2020 - Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

   Lydie Livolsi
   Securities: 1500
   Class: Common
   Voting Power: 100%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Background

MyDentalWig is a painless elegant, long-lasting and affordable dental implant alternative that stays in your mouth all the time and allows you to smile confidently, eat almonds, apples, nuts, all kinds of meats, vegetables, and you don't take it out when you go to sleep. We guarantee you will be able to eat with it. My Dental Wig, is a painless, metal-free, elegant, eco-friendly, and affordable missing teeth that replace your missing teeth, directly from the comfort of your home. MyDentalWig is patented, FDA approved, painless, convenient, strong, and long-lasting. According to Dr. Kirsten Rolling, a USA dentist who graduated from UC San Francisco, MyDentalWig is, "The Next Major Disruptor to the Dental Industry. (Think Smile Direct Club)".

This is a premium rigid acrylic material and is completely metal-free, unlike some dental bridges. MyDentalWig stops your other teeth from drifting. It doesn't cover your other teeth, it snaps into the empty space and fills the holes from your missing teeth on your jaw. Because it does not cover your other teeth, MyDentalWig will not damage your jaw joint (TMJ).

Skip the dentist waiting rooms. Our trained and background-checked Dental Wig Technologist will come to your home to get your impressions. We will work our magic to create your custom Dental Wig and then we custom fit your Natural, Healthy and Beautiful Smile™ right in your home.

MyDentalWig sells custom dental wigs (substitute for dental implants) direct to consumer. Patent issued and FDA cleared.
IPO for exit to initial seed and round two investors.
The company has operated since 2008 under 2 different registered entities as followed:

2017 to present: the company has operated as MyDentalWig Fictitious business name with its website https://mydentalwig.com

2008 to present: the company has operated initially as Dental Wig LLC, and has its tax returns filed every year by its CPA, therefore, Dental Wig LLC is up to date with its annual filing of its tax returns. However, the LLC not generating profit, is in standby and still owes the California Franchise Tax Board (FTB) Fees. The LLC had a licensing agreement with owner Lydie Livolsi for all intellectual properties including the patent,

which has been transferred to the new Delaware entity. All activities of MyDentalWig Fictitious Business Name, and Dental Wig LLC including unpaid Franchise Tax Board Fees are transferred to the new Delaware Corporation, that will be responsible to pay the negotiated final amount to the FTB, as soon as the new entity can afford to do so.

Pricing Model

1- $2,000 to replace 1 or more teeth on upper jaw with 1 custom-fit dental wig

2- $2,000 to replace 1 or more teeth on lower jaw and

3- $4,000 to replace 1 or all teeth on both upper and lower jaws

WE COME TO YOU

4- $60/month up to 36 months for 1 jaw layaway subscription for your 1st or for the renewal of your Dental Wig. No credit check, no Social Security number, so everyone qualifies. You can pay off the balance at anytime and the order of your Dental Wig will be automatically placed.

5- $110/month up to 36 months for 2 jaws layaway monthly subscription for your 1st or for the renewal of your upper and lower jaws Dental Wig. No credit check, no Social Security number, so everyone qualifies. You can pay off the balance at anytime and the order of your Dental Wig will be automatically placed.

6- Variety of prices for all your Smile Care needs including toothbrush, toothpaste, dry mouth, mouthwash, floss etc.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with

their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues

to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business

plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually

immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment

commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be

able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	N/A*
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	N/A*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$1,000
Offering Deadline	October 25th, 2022
Use of Proceeds	See Question 8
Voting Power	See Question 13

*No shares will yet be outstanding since the issuer will be performing a SAFE.

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

MyDentalWig, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
   If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
   Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

Intended Use of Capital	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Portal Fees	3.5%	$350	3.5%	$175,000
Marketing	30%	$3,000	30%	$1,500,000
COGs	3%	$300	3%	$150,000
SG & A	25%	$2,500	25%	$1,250,000
Capital EX	7.5%	$750	7.5%	$375,000
Salaries	5%	$500	5%	$250,000
Cash Position	25%	$2,500	25%	$1,250,000
Total	100%	$10,000	100%	$5,000,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. **How will the issuer complete the transaction and deliver securities to the investors?**
   In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In MyDentalWig's Case, they will be managing their records on their own.

Stock ownership is recorded in MyDentalWig's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. **How can an investor cancel an investment commitment?**
You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. **Can the company perform multiple closings or rolling closings for the offering?**
If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**
The Company is offering up 250,000 securities maximum at a price of $1.00 in the form of a SAFE. The Post-Money Valuation Cap is $20,000,000 and the Discount rate is 80%. This implies that instead of a $20,000,000 valuation cap, early investors will receive a valuation cap of $16,000,000 after the discount rate.

Equity Financing:
If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

Liquidity Event:
If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Dissolution Event:
If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority:
In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:
i.   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
ii.   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes

and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

iii.   Senior to payments for Common Stock.

13. **Do the securities offered have voting rights?**
Voting Rights and Proxy:
These securities do not come with any voting rights. Upon conversion of the SAFE, preferred shares result in one vote per share of Preferred Stock. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Designated Member of the Board of Directors as defined in its bylaws to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the designated member of the board of directors determines is necessary or appropriate at the their complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the designated member of the board of directors for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Preferred Stock, the effectiveness of a registration statement under the Exchange Act covering the Preferred Stock or five years from the date of execution of the subscription agreement.

14. **Are there any limitations on any voting or other rights identified above?**
See Question 13.

15. **How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Voting Rights
Common	1500	1500	0	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with

the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    1. Yes. These shares, when converted, will be preferred shares with liquidation preference over common shares. Additionally, the shares being offered have the voting rights given to the designated member of the board of directors through proxy.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?
The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The securities being offered are not currently valued because they are being offered in the form of a SAFE. In the future, there are many ways that the securities could be valued listed below.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a

minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:
    1. Additional issuances of securities
    2. Issuer repurchases of securities
    3. A sale of the issuer or of assets of the issuer
    4. Transactions with related parties

    The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:
    MyDentalWig has no debt at this time.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

24. What other exempt offerings has the Company conducted within the past three years?
    1. None

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the

Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?
Yes.
27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Liquidity & Capital Resources

To date, the Company has been entirely boot-strapped.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee

that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

MYDENTALWIG INC. cash in hand is $0, as of May 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 6 months.

Nothing has occurred since the date our financials cover as we are a pre-revenue company. We expect revenue to commence 6 months after we are able to raise $5m, $107K of which will be sourced through applicable portal.

Assuming we can raise $5m in capital, 3 months following our raise we expect our revenues to be $829K per month with accompanying expenses of $909K, thus a burn rate of around $80K per month. Base case revenue is expected to be approximatively $18m in total after the first year in operation. This assumes **cumulated** 1,650 customers (**who subscribed to our layaway subscription**) per month by month; **cumulated** 1, 9,242 customers (**who subscribed to our layaway subscription**) per month by month 6, and **cumulated** 18,428 customers (**who subscribed to our layaway subscription**) per month by month 12. These are forward looking projections and are not guaranteed.

We do not have any outside capital on which to rely, besides the applicable portal raise. The founder has personally contributed around $500K to cover part of the equipment, ads etc. that allowed us to test and prove the concept.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
    See attachments

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    i. In connection with the purchase or sale of securities?
    ii. Involving the making of any false filing with the commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    i. In connection with the purchase or sale of any security?
    ii. Involving the making of any false filing with the Commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i. At the time of the filing this offering statement bars the person from:
        1. Association with an entity regulated by such commission, authority, agency or officer?
        2. Engaging in business of securities, insurance, or banking?
        3. Engaging in savings association or credit union activities?
    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
    ii. Places limitations on the activities, functions or operations of such person?
    iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering

statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

    ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

MyDentalWig, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

Articles of Incorporation:

    See Attachment.

Corporate Bylaws:

    See Attachment.

Opportunity:

Offering Page: See Exhibit A

Financials:
See Attachment

Subscription Agreement:
See Attachment





Exhibit A

Offering Page Found on Intermediary

PicMii Crowdfunding

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MyDentalWig

MyDentalWig is a painless elegant, long-lasting and affordable dental implant alternative that stays in your mouth all the time and allows you to smile confidently. MyDentalWig is a metal-free, rigid acrylic dental material that is patented and FDA approved. MyDentalWig is painless, convenient, strong and long-lasting. Forget the Dental Implant Center, we will deliver your smile to you in the comfort of your home at the fraction of the cost of Dental Implants.

Progress: 0 %

Funding Raised
$0.00

Funding Goal
$10,000-$250,000

Days Remaining
365 Days

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Business Description

Do you have missing teeth on your Upper Jaw or your Lower Jaw? Are you scared or tired by the pain and the pressure in your jaw because of a dental implant? Do you feel you have wasted your money with dental implants? Are you unable to afford dental insurance? MyDentalWig is the solution.

MyDentalWig is a painless elegant, long-lasting and affordable dental implant alternative that stays in your mouth all the time and allows you to smile confidently, eat almonds, apples, nuts, all kinds of meats, vegetables, and you don't take it out when you go to sleep. We guarantee you will be able to eat with it. My Dental Wig, is a painless, metal-free, elegant, eco-friendly, and affordable missing teeth that replace your missing teeth, directly from the comfort of your home. MyDentalWig is patented, FDA approved, painless, convenient, strong, and long-lasting. According to Dr. Kirsten Rolling, a USA dentist who graduated from UC San Francisco, MyDentalWig is, "The Next Major Disruptor to the Dental Industry. (Think Smile Direct Club)".

This is a premium rigid acrylic material and is completely metal-free, unlike some dental bridges. MyDentalWig stops your other teeth from drifting. It doesn't cover your other teeth, it snaps into the empty space and fills the holes from your missing teeth on your jaw. Because it does not cover your other teeth, MyDentalWig will not damage your jaw joint (TMJ).

Skip the dentist waiting rooms. Our trained and background-checked Dental Wig Technologist will come to your home to get your impressions. We will work our magic to create your custom Dental Wig and then we custom fit your Natural, Healthy and Beautiful Smile™ right in your home.

Security Type:

SAFE

Discount Rate: 80%
Valuation Cap: $20,000,000

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

July 25, 2022

Minimum Investment Amount:

$0

Target Offering Range:

$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

MyDentalWig is solving many issue You are screen sharing Stop Share

1) According to the American College of Prosthodontists, there are 178+ million Americans missing at least 1 tooth. This is a shocking number considering the dental care in the United States. And of that 178+ million Americans missing at least 1 tooth, around 36 million are missing all their teeth. This is where MyDentalWig comes into play to help bring confidence to these Americans smiles!

2) Dental Insurance can be too expensive for many Americans, and for those that have Dental Insurance, the replacement of missing teeth is not covered. Dental Insurance like any coverage covers risks. Missing teeth are not considered a risk, and therefore, not covered by your Dental Insurance.

3) Dental saving and dental discounts save nothing because not only are the dentists' prices not public, but they also bill different prices to patients with similar teeth replacement's needs.

4) The periodontal ligament is a natural "tissue" surrounding the entire root of each tooth, preventing it from digging inside our jaw during chewing, or when we swallow saliva. This is the reason why when we eat, our teeth do not sink into our jaw: mother nature is just amazing! Therefore, getting started with dental implants on the back teeth is fantastic at first, but when we start to eat with them, little by little, over time, due to the absence of the periodontal ligament, the implants (even with the mini-implants), sink into the jawbone, a situation which worsens with the inevitable and progressive bone loss. And there begins the pain. And if ever the implant in its sinking touches the nerve, it can cause irreversible damage to the mandibular nerve with very serious health problems.



Dental Wig VS Implants



Mydentalwig.com	DENTAL WIG™	Dentures Supported By Implants
#1: Removable	✓	✓
#2: Complications	NO	✓
#3: Risk of nerve damage	NO	✓
#4: Risk of sinus perforation	NO	✓
#5: Pain	NO	✓
#6: Big wallet's hole	NO	✓
#7: Coming to you	✓	NO
#8: Enable layaway	✓	NO
#9: Cost for renewal	$4,000	$20,000 to $30,000
#10: How often new ones are needed for perfect fit	36 months because of bone loss	18 to 24 months because of cracks & breaks

Solution

#1 Dental Implant Alternative™: Ev[text obscured by banner]

Skip the dentist waiting rooms. Our [text obscured] Dental Wig Technologist will come to your home to get your impressions. We will work our magic to create your custom Dental Wig and then we custom fit your Natural, Healthy, and Beautiful Smile™ right in your home. Our company solves all these major problems that come with missing teeth.

MyDentalWig works around the values of convenience and cost. We pride ourselves on pricing our product in a way that gives everyone the opportunity to fix their missing teeth and give them their beautiful smiles back! We give our customers multiple methods of payment to make it affordable for everyone and we come to your house to customize your Dental Wig to your teeth, gums, and smile.

As we stated in our problems, there is an absence of the periodontal ligament when a patient receives a dental implant, causing severe pain in many cases. MyDentalWig clips on the top of your gums, preventing the pain of an implant rubbing against the jaw bone. Our product is customized to your gum structure and is strong, sturdy, and durable, allowing the patient to eat whatever they would like without the Dental Wig breaking.

We guarantee that you will eat with your Dental Wig. We have developed a technology that allows you to buy your Dental Wig and make your 1st appointment online, using your cell phone, or your computer, without leaving your home; we then send our trained and background checked Dental Wig technologist, to your home, under PPE compliance from the 1st appointment for the impressions, to the tryout, the delivery and the adjustment (if needed) of your custom-made and custom-fit dental wig at no additional cost





Business Model

We charge the following:

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1- $2,000 to replace 1 or more teeth on upper jaw with 1 custom-fit dental wig

2- $2,000 to replace 1 or more teeth on lower jaw and

3- $4,000 to replace 1 or all teeth on both upper and lower jaws

WE COME TO YOU

4- $60/month up to 36 months for 1 jaw layaway subscription for your 1st or for the renewal of your Dental Wig. No credit check, no Social Security number, so everyone qualifies. You can pay off the balance at anytime and the order of your Dental Wig will be automatically placed.

5- $110/month up to 36 months for 2 jaws layaway monthly subscription for your 1st or for the renewal of your upper and lower jaws Dental Wig. No credit check, no Social Security number, so everyone qualifies. You can pay off the balance at anytime and the order of your Dental Wig will be automatically placed.

6- Variety of prices for all your Smile Care needs including toothbrush, toothpaste, dry mouth, mouthwash, floss etc.

My Dental Wig
Sponsored (demo) ·

You Deserve A Beautiful Smile At An Affordable Cost! 😃

- We'll Come To You To Give You The Smile You've Always Wanted
- $60 A Month For Upper Or Lower Teeth Or $110 For Both
- No Credit Check, No Interest, Everyone Qualifies

➡️ **Sign Up Now Before We Raise Our Monthly Cost:**
www.mydentalwig.com

$60/ Month
Replace Missing Teeth!

Traction & Customers

Financially, you can see from the g[...] [...]recasting at least the base case from the graph presented below, showing the revenue we are projecting for the next few years. Disclaimer: These are forward-looking projections that are not guaranteed.



Investors

Lydie L. (Founder and CEO) has invested $500,000 in other structures of the company (LLC, Sole Proprietorship, etc.) for patents, FDA approval, equipment, ads and more. There have been no other external investments up to this point.

Terms

This is an offering of Preferred Stock in the form of a SAFE, under registration exemption 4(a)(6), MyDentalWig, Inc. This offering must raise at least $10,000 by July 25th, 2022 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. MyDentalWig, Inc. may issue additional securities to raise up to $250,000, the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits







Risks

See Offering Statement; A crowdfu You are screen sharing Stop Share ng unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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Virtual Business Pitch   Market Projection   Communication Channel   Team   About



Lydie Livolsi
Founder & CEO
Background
Inventor, Innovator & Author is the Inventor and patent owner of the dental impressions kit used by companies like Smile Direct Club etc. She has 30+ years' experience in dental manufacturing and dental practice management. Lydie has been with MyDentalwig since 2008 in all its previous structures (LLC, Sole proprietorship, etc.) Lydie came into this industry in 1987 because she wanted to learn how to make teeth, so she could make her grandmother's teeth who had only 2 teeth left on her upper jaw. Unfortunately, she wasn't able to do that because she died while Lydie was still in school. Lydie pledged on her grave, that she would make the teeth for all people in the world to honor my promise to her. Primary Occupation: Founder and CEO of MyDentalWIg Previous 3 Years Work Experience: MyDentalWig (previous structures) – 2008 – Present



Carmichael Casinader
MBA, Interim CFO
Background
A consummate capital advisory executive with extensive experience in sourcing debt and equity capital, structuring and advising corporations and family offices on raising or restructuring debt and advising on equity raises. Skilled in Real Estate Finance, Tech/SAAS Company Finance, Biotech Medical Device Finance, Warehouse Credit, Media, Film & Production Finance, Asset Based Lending, Go Public via Direct Listing. April of 2020 with DentalWig Previous 3-Years Work Experience: Senior Vice President, Structured Finance at CitiGroup 2015-2018, Director, Financial Institutions and Private Equity Coverage at TD June 2018 – October 2019, Managing Partner at Vista Global Capital November 2019 – Present, CFO at MyDentalWig May 2021-Present. Primary Position: Vista Global Capital Inc. March 2020 – Present

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Legal Company Name

MyDentalWig

Incorporation Type

C-Corp

Location

4712 E. 2nd Street
#640
Long Beach, California 90803

State of Incorporation

Delaware

Date Founded

May 28, 2021

Number of Employees

2

Market Projection

There are 178+ million Americans missing at least one tooth. The industry is so large, there are endless possibilities for MyDentalWig to continue growing larger and larger. There are about 130 million Americans that lack private dental insurance, making it too costly for many Americans to afford dental implants. These statistics show just how large this industry is and the potential market MyDentalWig can take in the industry.

Also, the Dental Implant market represents only about $5 billion. This may look like a large number, but that is only 1.7 million Americans!! Yet, there are a total of around 178 million Americans missing at least one tooth which means there is still about a 99% unmet need in the market that MYDENTALLWIG plans on filling! MyDentalWig has an incredible opportunity with our patented technology to take a large chunk of the market share, producing large sums of revenue quickly.



Competition

As you can tell from the image below, our competitors do not have the same convenience and affordability as MyDentalWig.